As filed with the Securities and Exchange Commission on July 17, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERTEL CORPORATION
(Exact name of registrant as specified in its charter)

California	95-3948704
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

21300 Victory Boulevard
Suite 700
Woodland Hills, CA 91367
(818) 227-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig S. Scott
Vice President Finance & Administration,
Chief Financial Officer and Secretary
21300 Victory Boulevard
Suite 700
Woodland Hills, CA 91367
(818) 227-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David J. Katz Perkins Coie LLP 1626 26th Street, Sixth Floor Santa Monica, CA 90404 (310) 788-9900

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $.01 par value	34,000,000(1)	$0.12(2)	$4,080,000(2)	$375.36

(1)
All 34,000,000 shares registered pursuant to this registration statement are to be offered by the selling shareholder. By agreement with the selling shareholder, this registration statement covers a portion of the number of shares of common stock issuable (i) upon conversion of a convertible secured promissory note, and (ii) upon exercise of a warrant. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of shares that may be issued in stock splits, stock dividends and similar transactions under the convertible secured promissory note and the warrant. However, such number does not include additional shares (beyond those specifically registered hereunder) that may be issued as a result of adjustments to the conversion price of the convertible secured promissory note or the exercise price of the warrant.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low selling prices of our common stock on July 15, 2002, as reported on The Nasdaq SmallCap Marketsm.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities covered by this prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2002
PROSPECTUS

34,000,000 Shares

Vertel Corporation

Common Stock
with par value of $.01 per share

Our common stock is traded on The Nasdaq SmallCap Marketsm under the symbol “VRTL”. On July 15, 2002, the last sale price of the common stock, as reported on The Nasdaq SmallCap Marketsm, was $0.13 per share.

SDS Merchant Fund, L.P., the sole selling shareholder, may sell its shares from time to time on The Nasdaq SmallCap Marketsm or otherwise. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. SDS Merchant Fund, L.P., will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses. We cannot assure you that SDS Merchant Fund, L.P. will sell all or any portion of our common stock offered under this prospectus.

Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2002.

We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common stock. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. Our affairs may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any time subsequent to its date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the consolidated financial statements incorporated by reference into this prospectus, before making an investment decision. References in this prospectus to “Vertel”, “we”, “our” and “us” refer to Vertel Corporation, a California corporation. Our principal executive offices are located at 21300 Victory Boulevard, Suite 700, Woodland Hills, California 91367 and our telephone number is (818) 227-1400.

Vertel Corporation

We are primarily a telecommunications software, solutions and services company. We derive revenue from software license fees, royalties and services, including professional services, technical support and maintenance.

From 1995 through 2001, most of our software license revenue was derived from telecommunications network management products based on the Telecommunications Management Network (TMN) standard that were targeted at telecom equipment manufacturers and telecom network operators. In 1999, we acquired Expersoft Corporation, a developer and marketer of standards-based Common Object Request Broker Architecture (CORBA) software technology and we targeted our CORBA product primarily at the telecom equipment manufacturers to be embedded inside communications devices. In 2000 and 2001 we developed the Vertel Mediation Framework (VMF) and our TicketExchange product that utilizes VMF.

VMF was designed to enable communication among and between networks or network components that were not originally designed to work together.

TicketExchange was designed to send automated trouble tickets between different business partners. Both of these products were targeted primarily at communication providers, but also had applicability for equipment manufacturers. In 2001, we purchased the assets of Trigon Technology Group, Inc., which enhanced our ability to offer easily configurable element, network and service management systems.

In 2002, we adopted a new strategy that combines the strengths of all of these technologies into an integrated mediation and management platform. We call this product suite M*Ware™. It is a full product line of pre-built and configurable software components that enables the creation of a flexible, cost effective and open integration, data transformation and communication management infrastructure.

Our primary market is the telecommunications market and our customers include telecom service providers, network equipment manufacturers, and telecommunications software vendors.

While networks and support systems have developed rapidly and have become more advanced and diverse, the integration software connecting them is still very rigid and expensive. With the unique M*Ware combination of network management application and mediation software, complex network to system integration becomes easier to implement, maintain and change. Management systems can be quickly developed or enhanced, while supporting all required standards.

Our M*Ware goal is to increase the efficiency of development teams by at least 30%, especially as M*Ware based solutions can easily be re-used for additional systems and network equipment. This enables service providers to converge network and services, streamline their organization and assets, automate their service fulfillment and service assurance processes, introduce new services faster and offer quality-of-service and service level assurance features to their customers. For network equipment vendors, M*Ware brings easier integration of their product lines, open inter-working with other vendors and standards-based systems, enrichment of existing systems with new network management standards and a rapid time to market.

Our M*Ware platform is highly scalable and configurable and offers many high value features that otherwise would need to be developed specially and added on top of standard middleware or enterprise application integration software.

Our objective, through M*Ware, is to lower operational running costs and substantially increase the return on investment for networks and their support systems.

We separately offer professional services, including solution design and engineering, custom application development, source code portation, conformance testing and certification and application. Some of our license customers also contract for professional services.

We sell our products and services primarily through a direct sales force in the United States and abroad and, in certain sales territories, through third party agents.

Our markets remain relatively new and evolve rapidly, which heightens the risks and uncertainties we face. To address these risks, we must, among other things, successfully implement our M*Ware strategy, respond to competitive developments, continue to develop and upgrade our products and technologies more rapidly than our competitors and commercialize our products and services incorporating these enhanced technologies. There can be no assurance that we will succeed in addressing any or all of these risks. See Risk Factors.

The Offering

On July 2, 2002, we entered into a Note and Warrant Purchase Agreement with SDS Merchant Fund, L.P. (SDS), an institutional investor. Pursuant to that agreement, SDS agreed to purchase a convertible secured promissory note from us in the principal amount of $3.1 Million. Such note bears interest at 8% per annum and is convertible into shares of our common stock based upon the average of the lowest closing bid price of our stock for three days of the twenty-two day period immediately preceding the conversion of such note. SDS’ obligation to purchase the note is subject to the satisfaction of certain conditions to closing. $100,000 of the $3.1 million will be advanced by SDS to us in July 2002 pursuant to an unsecured bridge note dated July 2, 2002. Repayment of such unsecured bridge note will be due and payable on the earliest of (i) January 31, 2003, (ii) the date on which the $100,000 note becomes due and payable as a result of a default under such note, and (iii) the consummation of the institutional private placement contemplated in the Note and Warrant Purchase Agreement. If we consummate the private placement, the outstanding balance of principal and interest under the unsecured bridge note will be included in the private placement and the unsecured bridge note will be canceled. The unsecured bridge note bears interest at 10% per annum. $1.5 million of the net proceeds of the sale of such convertible secured promissory note is being used to repay $1.5 million of the existing convertible promissory note which was sold by us to the selling shareholder in January 2002.

In connection with the sale of the convertible secured promissory note, we agreed to issue the selling shareholder a five year warrant to purchase 2,625,000 shares of our common stock. The initial exercise price of the warrant is $0.20 per share, subject to adjustment every twelve months.

We are registering 34,000,000 shares of our common stock for resale upon conversion of the convertible secured promissory note and exercise of the warrant, which number of shares represent a portion of the number of shares that would be issued to SDS upon such conversion and exercise of the convertible note and warrant, respectively, based on the conversion formula as of July 9, 2002. This number represents 99.5% of the outstanding shares of our common stock as of such date. See “Selling Shareholder” for additional detail regarding this financing.

Additionally, we agreed to reserve for issuance and register an aggregate 200% of the number of shares of our common stock issuable upon conversion of the convertible secured promissory note and exercise of the warrant (inclusive of the 34,000,000 shares covered by this prospectus). However, as of the date of this prospectus, we have an insufficient number of authorized shares to reserve and register the entire 200%.

Therefore, we have agreed to currently reserve and to register 34,000,000 shares of our common stock with the Securities and Exchange Commission. We have further agreed that no later than January 31, 2003, we will obtain shareholder approval to (i) file an amendment to our Articles of Incorporation to increase our number of authorized shares of common stock and (ii) potentially issue to the selling shareholder in excess of 19.99% of our issued and outstanding shares of common stock with respect to the conversion of the convertible secured promissory note and the exercise of the related warrant, as required under Nasdaq Rule 4350. Failure to obtain such shareholder approval will cause our default under our agreement with the selling shareholder. If we default on that agreement the outstanding balance under the convertible secured promissory note will be accelerated and an indeterminate amount of damages could be assessed against us for each day that we are in default.

In connection with the sale of the convertible secured promissory note and warrant, we entered into two security agreements with the selling shareholder to secure our obligations under the convertible secured promissory note and warrant and to secure our obligations under a previously unsecured promissory note and warrant that we sold to the selling shareholder in January 2002. These agreements grant the selling shareholder security interests in all of our tangible and intangible property which includes all of our goods, inventory, contract, rights, cash, cash equivalents, receivables, patents, trademarks and copyrights. As a result, if we default upon the repayment terms of either of the convertible promissory notes or security agreements, our assets would become subject to foreclosure and it could be very difficult to remain a going concern. These security agreements terminate if we achieve annual revenues for a twelve month period of more than $15 million or the closing bid price of our common stock is greater or equal to $0.80 for a period of ten consecutive trading days.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

If We Are Not Able To Raise Additional Working Capital, We Will Not Be Able To Successfully Deploy Our Products And Services, And We May Not Be Able To Continue Operating

We have reported operating losses from continuing operations for each of the last six fiscal years. During the fiscal year ended December 31, 2001 we reported operating losses of approximately $11.7 million and negative cash flows from operations of approximately $8.2 million. During the three months ended March 31, 2002, the amount of net cash we used each month to fund our operations averaged approximately $0.9 million. At March 31, 2002, we had approximately $1.8 million of working capital, which included $3.6 million in cash and cash equivalents and $2.3 million of accounts receivable, net. At an average monthly net cash usage rate of $0.9 million we expect that without raising additional capital, our cash will be sufficient to fund our operations through approximately August 2002. However, on July 2, 2002, we entered into an agreement to raise $3.1 million in cash through the sale of a convertible secured promissory note and related warrant. $1.5 million of the net proceeds of the sale of the secured promissory note will be used to repay our existing debt to the selling shareholder from an existing unsecured convertible promissory note sold by us in January 2002. The closing of the purchase of this note and warrant is contingent on the registration statement to which this prospectus is a part being declared effective by the Securities and Exchange Commission. If we are able to satisfy the conditions to closing and close the note and warrant purchase, as a result of the timing of our sales (mostly occurring in the last month of each quarter) and the related accounts receivable collections, we expect the remaining net proceeds of approximately $1.4 million to be sufficient to fund our operations through approximately November 2002 at an estimated average monthly cash usage rate of $0.7 million.

In the fourth quarter of 2001 and again in the second quarter of 2002, we reduced our headcount and implemented several other cost-reduction initiatives that reduced our current operating cash expenditures to approximately $1.25 million per month and our estimated average cash usage rate to approximately $0.7 million per month. Nevertheless, unless our revenues increase to levels sufficient to generate cash to cover these expenses and ultimately produce operating income we may have to implement additional cost-reduction programs or raise additional capital or both. We cannot provide any assurance that the closing conditions of the $3.1 million financing will be satisfied, that our expense reduction programs will be successful or that additional financing will be available to us, or, if available, that the terms will be satisfactory to us.

If we are unable to timely close the convertible secured promissory note and warrant purchase, significantly increase our revenues, sufficiently reduce our expenses, or, if necessary, raise sufficient additional capital on terms satisfactory to us, or generate sufficient income from operations, our business, operating results and financial condition will be materially adversely affected, and we may not be able to continue as a going concern.

We Are Required To Obtain Shareholder Approval For Aspects Of This Transaction Which We May Be Unable To Obtain

Nasdaq Rule 4350 requires that we obtain shareholder approval before issuing securities representing 20% or more of our outstanding listed securities. It is possible that while the convertible secured promissory note and the warrant are outstanding, the market price of our common stock could be at a level at which the selling shareholder is entitled to convert the convertible secured promissory note into and exercise the warrant for a number of shares that represents 20% or more of our then-outstanding common stock. We estimate that price to be $0.98 per share. Therefore, if the selling shareholder sought to convert the promissory note and exercise the warrant in their entirety as of July 9, 2002, we would need to obtain shareholder approval.

We have however agreed that no later than January 31, 2003, we will obtain shareholder approval to issue to the selling shareholder potentially in excess of 19.99% of our issued and outstanding shares of common stock with respect to the conversion of the convertible secured promissory note and the exercise of the related warrant, as required under Nasdaq Rule 4350. Failure to obtain such shareholder approval will cause our default under our agreement with the selling shareholder. If we default on that agreement the outstanding balance under the convertible secured promissory note will be accelerated and an indeterminate amount of damages could be assessed against us for each day that we are in default.

If The Worldwide Economic Slowdown Continues, We May Be Unable To Increase Our Revenues And This Will Have A Material Adverse Effect On Us

The telecommunications sector continues to languish for its third year. Even though the overall U.S. economy experienced a slowdown over the past few years, the impact on the telecommunications industry was more severe than in most other segments and has resulted in a significant decrease in our revenues. The current business climate is causing many of our customers to reevaluate their strategies. This has lengthened our already lengthy and unpredictable sales process.

Industry analysts predict that the softness within the telecommunications industry will continue through 2002 and into 2003. If the world-wide economic slowdown continues, the telecommunications industry will most likely continue to be adversely affected, which will significantly impair our ability to increase our revenues. We must increase our revenues to have an opportunity to continue as a going concern.

If The Selling Shareholder Converts The Promissory Note And Exercises The Warrant, Our Existing Shareholders’ Interests Will Be Significantly Diluted; Future Sales Of Substantial Amounts Of Our Stock Could Cause The Price To Go Down

On July 2, 2002, we agreed to sell the selling shareholder a convertible secured promissory note (and accompanying warrant) for $3.1 million which sale will close five business days after the effectiveness of the registration statement covering the shares to be sold pursuant to this prospectus. $1.5 million of the net proceeds of the sale of such convertible secured promissory note are being used to repay $1.5 million of the existing convertible promissory note which was sold by us to the selling shareholder in January 2002.

To the extent that the convertible secured promissory note is converted and the warrant is exercised, a significantly greater number of shares of our common stock will be outstanding and the interests of our existing shareholders will be substantially diluted. If these shares are sold into the market, it could decrease the market price of our common stock and encourage short sales. Short sales could place further downward pressure on the price of our common stock.

The convertible secured promissory note converts at a floating rate based on the average of the lowest closing bid prices of our common stock for three of the twenty-two trading days preceding the conversion date. As a result, as the price of our common stock decreases, the number of shares the selling shareholder will receive on conversion increases. The conversion price of the convertible secured promissory note is subject to minimum and maximum prices that limit the number of shares issuable upon conversion of the convertible secured promissory note. In particular, the minimum conversion price of the convertible secured promissory note is equal to 75% of the conversion price as determined on the closing date unless for a consecutive twenty day trading period, the closing bid price of our common stock is less than the conversion price at the closing. In such circumstance, there would be no minimum conversion price. The conversion price is also capped at $1.25. For additional information regarding the number of additional shares that may be issued at various assumed conversion prices, please see the table on page 14 under “Selling Shareholder.”

Our common stock is thinly traded and the price is volatile. If the selling shareholder or our other shareholders sell substantial amounts of our common stock, including shares issued on exercise of outstanding options and warrants and conversion of the convertible promissory notes, the market price of our common stock could fall significantly as a result of those sales. Such sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, which could make it more difficult for us to obtain financing when needed and affect our ability to carry out our operating plans.

Our Stock Price Has Been Volatile Historically And Our Stock May Be Delisted, Which May Make It More Difficult To Resell Shares When You Want At Prices You Find Attractive

The stock market in general, and the stock prices of technology-related companies in particular, have experienced extreme volatility, which has sometimes been unrelated to the operating performance of any particular company or companies.

Our stock price could be subject to wide fluctuations in response to factors such as the following:

•	actual or anticipated variations in quarterly results of operations,

•	sales of substantial amounts of our common stock by the selling shareholder or other shareholders,

•	announcements of technological innovations, new products or services by us or our competitors,

•	changes in financial estimates or recommendations by securities analysts,

•	conditions or trends in our industry,

•	changes in the market valuations of other telecommunications software companies, our announcement of significant acquisitions, strategic relationships, joint ventures or capital commitments,

•	additions or departures of key personnel,

•	general market conditions, and

•	other events or factors, many of which are beyond our control.

In the past, securities class action litigation has often been brought against companies following periods of volatility in their stock prices. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management’s time and resources, which could cause our business to suffer.

In addition, The Nasdaq Stock Market, Inc. has a policy of delisting securities that trade below the price of $1.00 per share for more than 30 consecutive trading days. Until May 23, 2002, our common stock was traded on The Nasdaq National Market®. In February 2002, The Nasdaq Stock Market, Inc. advised us that we had not met, for a consecutive 30 trading day period, the minimum $1.00 bid price requirements for continued listing on The Nasdaq National Market®. As an alternative to regaining compliance to remain on The Nasdaq National Market®, Nasdaq permitted us to meet the listing requirements of The Nasdaq SmallCap Marketsm (other than the minimum bid price) with an initial grace period of 180 days to regain compliance with the minimum bid price.

For this purpose, our 180-day grace period commenced February 14, 2002. On May 22, 2002, we announced that we had transferred the listing of our common stock to The Nasdaq SmallCap Marketsm effective with the market opening on Thursday, May 23, 2002. Our common stock has continued to trade under the symbol VRTL on The Nasdaq SmallCap Marketsm since that date.

Our stock price continues to trade below $1.00 and the conversion features of the convertible secured promissory note may increase the downward pressure on our common stock price. If the price of our common stock continues to trade below $1.00 and Nasdaq moves to delist our securities from The Nasdaq SmallCap Marketsm, we could spend material financial and management resources in an attempt to avoid delisting, which could cause our business to suffer. If our common stock is subsequently delisted, our shares would become more thinly traded.

Under applicable rules of The Nasdaq SmallCap Marketsm, our audit committee is required to be composed of three independent directors. As of May 23, 2002, we no longer met this requirement. This occurred as a result of one director’s resignation and another director not standing for reelection at our annual shareholders’ meeting in May 2002. The Nasdaq Stock Market, Inc. is aware of this circumstance and has granted us an extension of time to regain compliance with this rule. On or before August 19, 2002, we must submit to Nasdaq documentation evidencing compliance with the audit committee rules regarding independent directors. If we fail to provide adequate documentation evidencing compliance with the rule, Nasdaq may move to delist our common stock from The Nasdaq SmallCap Marketsm.

If our stock price continues to be volatile or our stock becomes illiquid, it may be more difficult for our shareholders to sell shares at a particular time or for an acceptable price, and it may adversely affect our ability to raise needed additional capital.

If The Market Price Of Our Common Stock Remains At Or Near Its Current Level, We Will Not Have Sufficient Authorized Common Stock To Cover The Conversion And Exercise Of All Of Our Convertible Securities

If the selling shareholder converted all or substantially all of its convertible promissory notes and exercised all or substantially all of its warrants at or near the current market price of our common stock, the number of shares of our common stock that would be issued upon such conversion and exercise would greatly exceed our current authorized number of shares of common stock. As a result, we would be in default of the convertible promissory notes and warrants and we would need to immediately seek shareholder approval to amend our Articles of Incorporation to increase the authorized number of shares of our common stock.

We have agreed that no later than January 31, 2003, we will obtain shareholder approval to file an amendment to our Articles of Incorporation to increase our number of authorized shares of common stock. Failure to obtain such shareholder approval will cause our default under our agreement with the selling shareholder. If we default on that agreement the outstanding balance under the convertible secured promissory note will be accelerated and an indeterminate amount of damages could be assessed against us for each day that we are in default.

If Specific Events Occur, We May Be Required To Pay Substantial Penalties To The Selling Shareholder

Under the documents relating to the issuance of the convertible secured promissory note and the warrant, we are required to pay substantial penalties to the selling shareholder under specified circumstances, including, among others, the following:

•	we fail to pay principal or interest on the convertible secured promissory note when due,

•	we fail to deliver shares of our common stock on conversion of the convertible secured promissory note and exercise of the warrant,

•	we fail to maintain the listing of our common stock on The Nasdaq SmallCap Marketsm for a period of five consecutive trading days,

•	we fail to comply with a request for conversion of the convertible secured promissory note or exercise of the warrant,

•
we fail to maintain the effectiveness of the registration statement covering the shares of common stock issuable on conversion of the convertible secured promissory note and on exercise of the warrant,

•	we fail to perform or observe any material covenant, condition or agreement under our agreement with the selling shareholder,

•	we make a false material misrepresentation or warranty under our agreement with the selling shareholder,

•
we fail to timely obtain shareholder approval of the issuance of the shares of common stock issuable on conversion of the convertible secured promissory note and exercise of the warrant, if such approval is required,

•
we default on the payment of any of our indebtedness in excess of $75,000 or in the performance of any other agreement or condition relating to the indebtedness that causes or permits or requires the acceleration or early repayment of the indebtedness,

•
we file for or consent to the filing of bankruptcy or make or permit a general assignment for the benefit of creditors or appoint a trustee, receiver, custodian or liquidator for a substantial part of our property or assets,

•
a proceeding or case is commenced against us seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of our debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or (iii) our dissolution, or

•
we fail to obtain shareholder approval to (i) file an amendment to our Articles of Incorporation to increase our number of authorized shares of common stock and (ii) potentially issue to the selling shareholder in excess of 19.99% of our issued and outstanding shares of common stock with respect to the conversion of the convertible secured promissory note and the exercise of the related warrant by January 31, 2003.

We would generally have to pay such penalties in the form of an increased interest rate during the time of the default and money damages based on the selling shareholder’s lost stock sales opportunities during the time of a default and other indeterminate costs and expenses.

The Selling Shareholder Has A Security Interest In All Of Our Assets

The convertible secured promissory note held by the selling shareholder is secured by all of our assets and intellectual property. If we default upon the repayment terms of the convertible secured promissory note, our assets would become subject to foreclosure and it could be very difficult to remain a going concern.

Additionally, after the effective date of the registration statement that includes this prospectus, the security interest in favor of the selling shareholder will also extend to a previously unsecured $3.5 million convertible promissory note previously sold to the selling shareholder in January 2002.

Our Quarterly Results Are Likely To Fluctuate Significantly And Negative Changes In Our Quarterly Results Will Likely Have A Material Adverse Effect On Our Stock Prices

A substantial portion of our revenues have been, and will continue to be, derived from a small number of large software orders placed by large organizations after extended evaluation. In addition, we typically recognize a significant portion of our software license revenues in the last month of a quarter, and frequently in the last weeks or even days of a quarter. Even small delays in the timing of our receipt or completion of any one order will continue to cause material fluctuations in our operating results, particularly on a quarterly basis.

In addition, our quarterly operating results will continue to vary significantly depending on factors such as:

•	capital spending patterns of our customers,

•	changes in pricing policies by us and our competitors,

•	increased competition,

•	the cancellation of service or maintenance agreements,

•	changes in operating expenses, personnel changes, changes in demand for our products,

•	the number, timing and significance of new product and product enhancement announcements by us and/or our competitors,

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis,

•	the mix between U.S. and international sales,

•	the mix of direct and indirect sales, and

•	general economic factors.

Based on all of these factors, we believe that our quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied on as indications of future performance. There can be no assurance that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. The price of our common stock is likely to be materially adversely affected by negative fluctuations in our quarterly revenues and operating results.

If We Cannot Reach Profitability, We Will Continue To Incur Losses, Which Would Materially Adversely Affect Us

During the last six years we were profitable only in 1998 due primarily to a gain of approximately $7.7 million on the sale of our holdings in Sonoma Systems, a former subsidiary. We incurred net losses of approximately $7.8 million, $5.3 million and $12.1 million for the years ended December 31, 1999, 2000 and 2001, respectively. We incurred losses from our operations of approximately $8.9 million, $7.0 million and $11.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. Our success will depend in large part on our ability to increase our revenues and maintain sufficient revenue to achieve profitability, effectively manage our expenses and to maintain existing relationships and develop new relationships with telecommunications service providers. In particular we intend to continue to expend significant financial resources on product development and sales and marketing. As a result, unless our revenues increase significantly, we will incur additional losses and continue to have negative cash flow from operations for the foreseeable future, and we may not achieve or maintain profitability which would result in us no longer being a going concern.

If We Are Not Able To Substantially Increase Our Customer Base For Our New Products, Or If Our New Products And Services Do Not Adequately Address Our Customers’ Needs, Our Business And Revenues Will Be Materially Adversely Affected

The markets for our products are characterized by rapidly changing technology and frequent new product introductions. In addition, these markets are highly competitive and subject to frequent technical change.

Our future success will depend on our ability to enhance our existing products and to develop and timely introduce new products that achieve market acceptance. Our larger current and potential competitors, such as Accenture, Hewlett-Packard Company, Microsoft, Sun Microsystems, Telecordia, Lumos Technologies Inc. and Kabira Technologies, Inc. all have longer operating histories and greater financial, technical, sales, marketing and other resources than we do. We may not be able to identify, develop, manufacture, market or support products successfully or respond effectively to technological changes or product announcements by our competitors. Moreover, our current and potential competitors may respond more quickly than we can to new or emerging technologies or changes in customer requirements. If we are unable to develop and introduce new products or product enhancements in a timely manner, it could have a material adverse effect on our business, financial condition and results of operations.

As the market develops, a number of companies with significantly greater resources than we have could attempt to increase their presence in the market by acquiring or forming strategic alliances with our competitors, resulting in increased competition for us. If we are not able to compete successfully with these competitors, our business, financial condition and results of operations will be materially adversely affected. In addition, if the products we develop are not widely accepted by customers, if we are not able to identify, develop, market or support new products successfully or if we are unable to respond effectively to technological changes, revisions in industry standards or competitive products, our business, financial condition and results of operations would be adversely affected.

We expect that new products and related services will account for a substantial portion of our revenues in the foreseeable future. Since we expect to rely less on existing products for revenue, factors adversely affecting the pricing of or demand for our newer M*Ware Mediation related software solutions and services, such as competition for new products or lack of customer acceptance, could have a disproportionately adverse effect on our business, financial condition and results of operations.

Our International Sales Are Subject To Factors Outside Of Our Control And Are Subject To Currency Fluctuations That Could Materially Adversely Affect Us

Sales to customers outside of the United States accounted for 38%, 31% and 49% of our net revenues for 2001, 2000 and 1999, respectively, and we expect that international sales will continue to account for a significant portion of our net revenues. International sales and operations are subject to many factors outside of our control, such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political instability, trade restrictions and tariffs. Furthermore, because we have to maintain sales offices in different countries in order to make these sales, our management must address differences in regulatory environments and cultures in those countries. If we are unable to address these differences successfully, our business, financial condition and results of operations would be adversely affected.

Although our international sales are typically denominated in U.S. Dollars, weakness in foreign currencies will increase the cost of our products in our foreign markets, potentially resulting in a slow down or cancellation of international sales. Fluctuations in exchange rates could also result in exchange losses. We cannot adequately predict the impact of future exchange rate fluctuations. We have not sought to hedge the risks associated with fluctuations in exchange rates, but we may begin hedging in the future. Our results of operations may be materially adversely affected by exchange rate fluctuations.

If We Are Not Able To Adequately Protect Our Intellectual Property, Or If We Infringe The Intellectual Property Of Third Parties, We May Be Materially Adversely Affected

We regard our products as proprietary and rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We also generally enter into confidentiality and invention assignment agreements with our employees and consultants. Additionally, we enter into confidentiality agreements with certain of our customers and potential customers and limit access to, and distribution of, our source code and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technologies without authorization, or to develop similar technologies independently. Furthermore, the laws of certain countries in which we do business, such as China and Korea, do not protect our software and intellectual property rights to the same extent, as the laws of the United States.

Some of our software does not include any mechanisms to prevent or inhibit unauthorized use. We generally either require the execution of an agreement that restricts copying and use of our products or provides for the same in a break-the-seal license agreement. Unauthorized copying or misuse of our products to any substantial degree could have a material adverse effect on our business, financial condition and results of operations. We cannot provide any assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Although we have not received claims alleging infringement of the proprietary rights of third parties that we believe would have a material adverse effect on our business, financial condition or results of operations, nor are we aware of any similar threatened claims, third parties may claim that our current or future products infringe the proprietary rights of others. Any claim, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on reasonable terms, or at all.

Our Future Growth Will Depend On Our Ability To Make And Successfully Integrate Additional Acquisitions That Involve A Number Of Risks

Our success depends on our ability to continually enhance and expand our products and services in response to changing technologies, customer demands and competitive pressures. Consequently, we have acquired complementary technologies or businesses in the past, and intend to do so in the future. If we are unable to identify suitable acquisition targets, or if we are unable to successfully complete acquisitions and successfully integrate the acquired businesses, technologies and personnel, our ability to increase product and service offerings will be reduced. This could cause us to lose business to our competitors, and our operating results could suffer.

We actively seek to identify and acquire companies with attributes complementary to our products and services. In May 2001, we made our most recent acquisition.

Acquisitions that we make may involve numerous risks, including:

•	diverting management’s attention from other business concerns,

•	maintaining uniform standards, controls, procedures and policies,

•	entering markets in which we have no direct prior experience,

•	improperly evaluating new services and technologies or otherwise being unable to fully exploit the anticipated opportunity, and

•	successfully integrating the acquired businesses, technologies and other assets.

If we are unable to accurately assess any newly acquired businesses or technologies, our business could suffer. Future acquisitions may involve the assumption of obligations or large one-time write-offs and amortization expenses related to goodwill and other intangible assets.

In addition, in order to finance any future acquisition, we may need to raise additional funds through public or private financings. In this event, we could be obliged to obtain equity or debt financing on terms that are not favorable to us and that may result in dilution to our shareholders. Any of the factors listed above would adversely affect our results of operations.

FORWARD-LOOKING STATEMENTS

In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus, including those beginning on page 4, in evaluating an investment in the common stock issuable upon conversion of the promissory note and upon exercise of the related warrant. This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “will”, “expects”, “plans”, “anticipates”, “estimates”, “potential”, or “continue” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein and in such incorporated documents are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth above and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. You can obtain a copy of the registration statement and its exhibits from the SEC at the address listed above or from the SEC web site.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Our Current Report on Form 8-K dated July 2, 2002 as filed on July 3, 2002.

•	Our Current Report on Form 8-K dated May 22, 2002, as filed on May 23, 2002.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

•
The description of Vertel common stock contained in Items 1 and 2 of our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act on November 11, 1991 (under our prior name “Retix”), including any amendment or report filed for the purpose of updating such description.

•
The description of Vertel Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act on April 30, 1997 (under our prior name “Retix”), including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. We will not provide copies of the exhibits to these filings unless we specifically incorporated the exhibits by reference in this prospectus.

Attn: Investor Relations Department
Vertel Corporation
21300 Victory Boulevard
Suite 700
Woodland Hills, California 91367
(818) 227-1400

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling shareholder. We will not receive any of the proceeds from the sale of the common stock offered by this prospectus.

DETERMINATION OF OFFERING PRICE

The shares of common stock are being registered for sale on a continuous basis pursuant to Rule 415 of the Securities Act of 1933 and the selling shareholder may sell the shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately-negotiated transactions at prices and on terms prevailing at the time of any such sale. The price to the public, underwriting discounts and commissions and net proceeds to the selling shareholder from the sale of the shares will depend on the nature and timing of the sales and therefore will not be known until the sales are actually made, if at all.

SELLING SHAREHOLDER

The following table sets forth the information regarding the selling shareholder and the number of shares of our common stock it may offer by this prospectus as of July 9, 2002. The information under the column entitled “Number of Shares Beneficially Owned After the Offering” assumes that all shares of common stock offered by this prospectus have been sold. To the best of our knowledge, except for the ownership of convertible secured promissory notes, warrants, and common stock issued in the conversion or exercise thereof, the selling shareholder has had no material relationship with us within the past three years.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Which May Be Offered		Number of Shares Beneficially Owned After the Offering
Name	Number(2)	Percent (3)			*
SDS Merchant Fund, L.P.(1)	1,707,856	4.999%	34,000,000	(4)	*
Total	1,707,856	4.999%	34,000,000	(4)	*

(1)	SDS Merchant Fund, L.P. is controlled by Steve Derby.
(2)
Pursuant to the terms of the convertible promissory notes and related warrants issued to SDS, SDS may not readily convert the notes or exercise the warrants if the issuance of shares of our common stock upon such conversion or exercise would exceed, when aggregated with all other shares of our common stock owned by SDS at such time, 4.999% of our issued and outstanding shares of common stock. Assuming that there was no 4.999% restriction contained in the convertible promissory notes and warrants, SDS would be deemed to beneficially own, as of July 9, 2002, 63,635,584 shares of our common stock. This is determined by assuming the repayment of $1.5 million of the convertible promissory note to SDS in January 2002, leaving an outstanding balance of $1.66 million on such note, which, as of July 9, 2002, could be converted, subject to certain limitations, into 17,499,473 shares of our common stock, which, when added to the related warrant of 800,000 shares and the 45,336,111 shares that could be issued under the $3.1 million convertible secured promissory note (42,711,111) and related warrant (2,625,000), equals 63,635,584.

(3)	Applicable percentage of ownership is based on a denominator of 34,163,961 shares of our common stock outstanding on July 9, 2002.
(4)	Represents an agreed upon number of shares that can be issued to the selling shareholder to cover antidilution adjustments.

*	Represents less than one percent of our common stock outstanding.

On July 2, 2002, we entered into a Note and Warrant Purchase Agreement with the selling shareholder pursuant to which the selling shareholder agreed to purchase a $3.1 million aggregate principal amount 8% per annum convertible secured promissory note due three years from the date that the selling shareholder purchases such note. The selling shareholder’s obligation to purchase the note is contingent upon certain closing conditions. Such conditions relate to the Note and Warrant Purchase Agreement and include: (i) that our representations and warranties are true and correct as of the funding date, (ii) that we have performed all of our covenants, agreements and conditions required to be performed by us, (iii) that trading of our common stock has not been suspended, (iv) that no statute, rule, regulation, executive order, decree, ruling or injunction is in force against the transactions contemplated in the Note and Warrant Purchase Agreement, (v) that no pending or threatened litigation exists, (vi) that we have minimum quarterly revenue of $1.5 million, (vii) that we execute the security agreements and file the UCC-1 financing statements to perfect the selling shareholder’s security interests, (viii) that we retain the services of an investment relations firm, (ix) that we have a minimum cash balance as of June 30, 2002 (which we did), (x) that no material adverse effect has occurred, and (xi) that the SEC has declared effective a registration statement covering the shares to be issued pursuant to this prospectus (1) upon conversion of the convertible secured promissory note, and (2) upon exercise of the warrant, each held by selling shareholder.

The conversion price of the convertible secured promissory note fluctuates and is determined by multiplying the applicable discount percentage by the average closing bid price for the three trading days having the lowest closing bid price during the twenty-two trading days immediately prior to the conversion date. The initial discount percentage is 93%. Such discount percentage can be adjusted based on the following company revenue targets. Such revenue targets shall mean our quarterly revenues annualized as disclosed in our most recent document filed publicly with the Securities and Exchange Commission. The discount percentage is 93% if the revenue target is more than $15 million; 88% if the revenue target is more than $12 million but not more than $15 million; 85% if the revenue target is more than $10 million but not more than $12 million; 82% if the revenue target is more than $8 million but not more than $10 million; and 79% if the revenue target is more than $6 million but not more than $8 million. Additionally, the discount percentage is 76% if our cash collections do not exceed $1.35 million on a quarterly basis. Lastly, the discount percentage is 60% if our common stock is delisted from trading on The Nasdaq SmallCap Market(sm) and as a result is trading on the OTC Bulletin Board.

The conversion price of the convertible secured promissory note is subject to a minimum floor of 75% of the conversion price as determined as of the closing date, provided however, that if the closing bid price of our common stock is below the closing date price of our common stock for a period of twenty consecutive trading days, the minimum floor no longer applies.

The warrant is initially exercisable into 2,625,000 shares of our common stock at an initial exercise price of $0.20 per share. Such warrant exercise price may be adjusted every twelve months following the effective date of the registration statement covering the warrant shares to an amount equal to 120% of the per share market value for the five trading days having the lowest per share market value during the twenty-two trading days immediately prior to such adjustment date, provided that such amounts do not exceed the initial exercise price.

Pursuant to the Note and Warrant Purchase Agreement and the Registration Rights Agreement between us and the selling shareholder, the registration statement covers only a portion of the number of shares of our common stock issuable upon conversion of the convertible secured promissory note and exercise of the warrant as of the filing of the registration statement.

The following table sets forth the number of shares of common stock we would be required to issue upon conversion of the convertible secured promissory note at an assumed conversion price of $0.09 per share of common stock as of July 9, 2002, and the resulting percentage of our total number of shares of common stock outstanding after such a conversion. The table also sets forth the number of shares of common stock we would be required to issue assuming (i) increases of 25%, 50% and 75% in the assumed conversion price, and (ii) decreases of 25%, 50% and 75% in the assumed conversion price. The table excludes the impact of the exercise of the warrant.

Assumed Conversion Price per Share of Common Stock	Approximate Number of Shares of Common Stock Issuable Upon Conversion
0.16(+75%)	24,025,000
0.14(+50%)	27,457,143
0.11(+25%)	34,945,455
0.09	42,711,111
0.07(-25%)	54,914,286
0.05(-50%)	76,880,000
0.02(-75%)	192,200,000

The convertible secured promissory note provides for prepayment on the following terms and conditions:

At our Option:

The outstanding principal and interest under the convertible secured promissory note may be prepaid by us at any time upon notice to the selling shareholder at 115% of the aggregate unpaid amount of principal and interest, except that upon the selling shareholder’s receipt of such notice, such shareholder may convert the convertible secured promissory note into shares of our common stock. The conversion price would then be determined based upon the average per share closing bid price of our common stock for the three trading days having the lowest per share closing bid price during the twenty-two trading day period immediately preceding our notice of prepayment.

At the Selling Shareholder’s Option:

The outstanding principal and interest under the convertible secured promissory note is repayable at the option of the selling shareholder on the following terms and conditions:

•
upon certain events of default at the greater of (1) 115% of the aggregate principal amount of the note, and (2) the product of (i) the applicable conversion rate and (ii) the per share closing bid price of our common stock on the trading day immediately preceding the event of default (the greater of which is called the prepayment price),

Upon a Merger or Similar Event:

•
at the prepayment price upon a merger, acquisition or consolidation of us with or into another entity other than a transaction where fifty percent or more of the combined voting power of the continuing entity’s securities outstanding after the transaction is held by shareholders who were shareholders of ours prior to consummation of the transaction,

Upon a Triggering Event:

•	at the prepayment price upon a triggering event, which means:

—	we fail to maintain the listing of our common stock on The Nasdaq SmallCap Marketsm for a period of five consecutive trading days,

—	we fail to comply with a request for conversion of the convertible secured promissory note or warrant,

—
we fail to maintain the effectiveness of the registration statement covering the shares of common stock issuable upon conversion of the convertible secured promissory note and exercise of the warrant, or

—	we fail to comply with a conversion notice.

Escrow Period Triggering Event:

•
at the prepayment price upon an escrow period triggering event, which means that one or more of the following events occurs between the time of effectiveness of the registration statement that includes this prospectus and the purchase by the selling shareholder of the convertible secured promissory note:

—	a material adverse effect on us has occurred,

—	our common stock is suspended from trading on The Nasdaq SmallCap Marketsm for a period of five consecutive days, or

—	we breach any material representation, warranty or covenant or other term or condition of the Note and Warrant Purchase Agreement and any other agreement related thereto.

Prior to the date that the registration statement to which this prospectus is a part is declared effective by the Securities and Exchange Commission, we, in our discretion, can opt out of closing the sale of the convertible secured promissory note and warrant by paying to the selling shareholder $150,000 and its reasonable attorneys’ fees in connection with this transaction if any of the following events occur: (i) we consummate a financing with a third party of at least $1.5 million, (ii) we sell all or substantially all of our assets or merge or consolidate with another entity, or (iii) we consummate a transaction with a customer not in the ordinary course of business whereby we receive $1.5 million in proceeds from such transaction.

The initial sale of the convertible secured promissory note and the warrant and the issuance of our common stock thereunder were not and will not be registered under the Securities Act of 1933, as amended. The selling shareholder has represented that it is acquiring the convertible secured promissory note and the warrant for investment and with no present intention of distributing them or the underlying shares. In addition, such selling shareholder represented that it is an “accredited investor” as such term is defined in Rule 501 under the Securities Act of 1933, as amended. We agreed in the Note and Warrant Purchase Agreement to prepare and file a registration statement covering the resale of the underlying shares after the closing date of the transactions contemplated by the Note and Warrant Purchase Agreement and we agreed to bear all expenses, including fees and expenses of the selling shareholder’s counsel up to $5,000. Accordingly, in recognition of the fact that the selling shareholder, even though it is acquiring the securities without a view to distribution, may wish to be legally permitted to sell the shares when it deems appropriate, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the date on which the shares offered in this prospectus may be resold by the selling shareholder without registration or without regard to volume limitations by reason of Rule 144(k) under the Securities Act of 1933, as amended, or any other rule of similar effect.

Because the selling shareholder may offer all or some of the shares which it holds pursuant to the offering contemplated by this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the selling shareholder’s shares, we have estimated that the selling shareholder will hold no shares after the completion of this offering. However, our registration of the shares does not necessarily mean that the selling shareholder will sell any or all of its shares, and the selling shareholder is not making any representation that any shares covered by this prospectus will be offered for sale. The selling shareholder reserves the right to accept or reject, in whole or part, any proposed sale of shares.

This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

We are registering all 34,000,000 shares on behalf of the selling shareholder. The selling shareholder or its pledgees, donees, transferees or other successors-in-interest selling shares received from the selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling shareholder may also decide not to sell all the shares it is allowed to sell under this prospectus. The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling shareholder may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and re-sale by such broker-dealer for its account pursuant to this prospectus,

•	an exchange distribution in accordance with the rules of such exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

•	privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in the re-sales.

The selling shareholder may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling shareholder. The selling shareholder also may sell shares short and redeliver shares to close out such short positions. The selling shareholder may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholder also may lend or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the selling shareholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the re-sale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling shareholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

The shares may be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholder. We will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424 under the Securities Act of 1933 upon being notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of the selling shareholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares, including fees and expenses of the selling shareholder’s counsel up to $5,000. The selling shareholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Perkins Coie LLP, Los Angeles, California.

EXPERTS

Our financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee. The selling shareholder will bear no portion of these expenses, except the selling shareholder’s legal fees and costs not in excess of $5,000.

SEC registration fee	$375
Legal fees and expenses	$50,000
Accounting fees and expenses	$50,000
Miscellaneous fees and expenses	$15,000

Total	$115,375

Item 15.    Indemnification of Directors and Officers

Section 317 of the California Corporations Code authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our Articles of Incorporation reduce the liability of a director to us or our shareholders for monetary damages to the fullest extent permissible under California law, and authorize us to indemnify our officers and directors (and other agents) to the maximum extent permitted under California law. Our Bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code.

Item 16.    Exhibits

Exhibit Number	Description of Exhibit

3.1 (and 4.1)
Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000)

3.2 (and 4.2)	Bylaws of the Registrant, as amended to date (incorporated by reference to Exhibit 3.4 from the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 27, 1997)

4.3
Note and Warrant Purchase Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.1 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.4
Form of $3,100,000 Convertible Secured Promissory Note by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.2 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.5
Warrant dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.3 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.6
Security Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (re: July 2, 2002 promissory note) (incorporated by reference to Exhibit 4.4 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

Exhibit Number	Description of Exhibit

4.7
Security Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (re: January 3, 2002 promissory note) (incorporated by reference to Exhibit 4.5 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.8
$100,000 Promissory Note (unsecured) dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.6 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.9
Registration Rights Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.7 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.10
Waiver re: requirement of continued listing on The Nasdaq National Market in the Note and Warrant Purchase Agreement dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P. and the $3,500,000 Convertible Promissory Note dated January 3, 2002 (incorporated by reference to Exhibit 4.8 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.11
Waiver re: 200% share reservation requirement in the Note and Warrant Purchase Agreement dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P., the $3,500,000 Convertible Promissory Note dated January 3, 2002, the Warrant dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P. and the Registration Rights Agreement dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P. (incorporated by reference to Exhibit 4.9 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.12
Preferred Share Rights Agreement dated as of April 26, 1997 with Chase Mellon Shareholder Services, LLC (incorporated by reference to Exhibit 3.6 from the Registrant’s Form 8-A as filed with the SEC on April 30, 1997).

5	Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the common stock

23.1	Consent of Deloitte & Touche LLP, independent auditors

23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5)

24	Power of attorney (contained on signature page)

Item 17.    Undertakings

A.    The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

B.    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

I.    The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Los Angeles, State of California, on the 17th  day of July, 2002.

VERTEL CORPORATION

By:	/S/ CRAIG S. SCOTT
Craig S. Scott, Vice President Finance & Administration, Chief Financial Officer and Secretary

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes Marc E. Maassen and Craig S. Scott, or either of them, as attorneys-in-fact with full power of substitution, to execute in the name and on the behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments, and any related Rule 462(b) registration statement and any amendment thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on the 17th  day of July, 2002.

Signature	Title

/s/ MARC E. MAASSEN Marc Maassen	President, Chief Executive Officer and Director (principal executive officer)

/s/ CRAIG S. SCOTT Craig S. Scott	Vice President Finance & Administration, Chief Financial Officer and Secretary (principal financial officer and principal accounting officer)

/s/ ROBERT T. FLOOD Robert T. Flood	Director

/s/ CYRUS D. IRANI Cyrus D. Irani	Director

/s/ HAI-PERNG KUO A/K/A/ALEX KUO Hai-Perng Kuo a/k/a/Alex Kuo	Director

EXHIBIT INDEX
Exhibit Number	Description of Exhibit

3.1 (and 4.1)
Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000)

3.2 (and 4.2)	Bylaws of the Registrant, as amended to date (incorporated by reference to Exhibit 3.4 from the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 27, 1997)

4.3
Note and Warrant Purchase Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.1 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.4
Form of $3,100,000 Convertible Secured Promissory Note by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.2 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.5
Warrant dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.3 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.6
Security Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (re: July 2, 2002 promissory note) (incorporated by reference to Exhibit 4.4 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.7
Security Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (re: January 3, 2002 promissory note) (incorporated by reference to Exhibit 4.5 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.8
$100,000 Promissory Note (unsecured) dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.6 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.9
Registration Rights Agreement dated July 2, 2002 by and between Vertel Corporation and SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.7 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.10
Waiver re: requirement of continued listing on The Nasdaq National Market in the Note and Warrant Purchase Agreement dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P. and the $3,500,000 Convertible Promissory Note dated January 3, 2002 (incorporated by reference to Exhibit 4.8 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.11
Waiver re: 200% share reservation requirement in the Note and Warrant Purchase Agreement dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P., the $3,500,000 Convertible Promissory Note dated January 3, 2002, the Warrant dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P. and the Registration Rights Agreement dated August 31, 2001 by and between Vertel Corporation and SDS Merchant Capital, L.P. (incorporated by reference to Exhibit 4.9 from the Registrant’s Current Report on Form 8-K as filed with the SEC on July 3, 2002)

4.12
Preferred Share Rights Agreement dated as of April 26, 1997 with Chase Mellon Shareholder Services, LLC (incorporated by reference to Exhibit 3.6 from the Registrant’s Form 8-A as filed with the SEC on April 30, 1997).

5	Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the common stock

23.1	Consent of Deloitte & Touche LLP, independent auditors

23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5)

24	Power of attorney (contained on signature page)